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                                                                    Exhibit 4.12



                                    BRILLIANCE AUTO

                                    BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED
                                    Suites 1602-05, Chater House,
                                    8 Connaught Road Central, Hong Kong
                                    Tel: (852) 2523 7227 Fax: (852) 2526 8472


BMW Holding BV
Laan van Vredenoord 5
2289 DA Rijswijk ZH
Netherlands

2 December 2003



                               LETTER OF GUARANTEE


Dear Sirs,

Whereas BMW Holding BV (hereinafter referred to as "BMW") of Laan van Vredenoord 5, 2289 DA Rijswijk ZH, Netherlands and Shenyang JinBei Automotive Industry Holdings Company Limited (hereinafter referred to as "SJAI") of 6th Floor, Building B, No. 1 Shiji Road, Hunnan Industrial Zone, High-Tech District, Shenyang, Liaoning Province, People's Republic of China (hereinafter referred to as the "PRC") have on 27 March 2003 entered into a joint venture contract (hereinafter referred to as the "JV Contract") for the purpose of establishing a Sino-foreign Equity Joint Venture (hereinafter referred to as the "JV Company") in Shenyang, Liaoning Province, the PRC to produce and sell BMW passenger cars.

Whereas as at the date hereof, SJAI is a 89.1%-owned indirect subsidiary of Brilliance China Automotive Holdings Limited (hereinafter referred to as "Brilliance").

1. In consideration of BMW entering into the JV Contract, subject to the conditions specified in this Letter of Guarantee, we hereby unconditionally and irrevocably guarantee as surety the performance of all of SJAI's obligations under the JV Contract, including but without limitation the following obligations:

     a) any liability of SJAI directly arising from the .JV Contract or in relation to any failure to perform any of its obligations under the JV Contract;

     b) any obligation of SJAI to contribute its share of the registered capital of the JV Company in accordance with the terms of the JV Contract; and

     c) any obligation of SJAI to provide shareholder's loans or guarantees to the JV Company as required under Article 5.6.2 of the JV Contract,

     provided that, if an obligation is disputed by SJAI, no claim shall be made by BMW against Brilliance for performance under this Letter of Guarantee unless and until the obligation of SJAI has been established and confirmed in a final and binding ruling by a competent court or arbitration board.

2. We understand that BMW relies on the guarantee under this Letter of Guarantee in entering into the JV Contract with SJAI and further undertake that none of our interests in SJAI shall be sold. transferred or otherwise disposed of to a company

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     which is not directly or indirectly wholly owned by us without your prior written consent.

3. The obligations undertaken in this Letter of Guarantee shall immediately terminate upon the expiration or termination of the JV Contract, provided that:

     a) notwithstanding any early expiration or termination of the JV Contract, our obligations under this Letter of Guarantee shall remain in full force and effect to the extent of (and be limited to)the obligations of SJAI under the JV Contract solely arising or resulting from the expiration of the JV Contract or early termination of the JV Contract by SJAI; and

     b) any termination of this Letter of Guarantee shall not affect our liability in respect of any obligations arising under this Letter of Guarantee prior to the date of such expiration or termination, in each case subject to the proviso of Section 1 of this Letter of Guarantee..

4. This Letter of Guarantee shall become effective upon the JV Contract becoming effective in accordance with its terms and upon the execution and delivery by Bayerische Motoren Werke Aktiengesellschaft of a letter of guarantee in substantially the same terms of this Letter of Guarantee in favour of SJAI in respect of the obligations of BMW under the JV Contract.

5. Any demand under Section 1 of this Letter of Guarantee shall be in writing and supported by appropriate documents evidencing the relevant default, the amount claimed, including a copy of the relevant ruling by a competent court or arbitration board.

6. We waive all rights of subrogation and indemnity against SJAI and agree not to claim any set-off or counterclaim against SJAI or to claim or prove in competition with BMW in the liquidation or bankruptcy of SJAI or to have the benefit of any share in any other guarantee or security now or hereafter held by BMW until all monies, obligations and liabilities actual or contingent now or hereafter due, owing or incurred from or by SJAI under the JV Contract have been paid or performed in full. We agree not to take any security from SJAI in respect of our liability under this Letter of Guarantee.

7. Subject to the terms of this Letter of Guarantee, our liabilities under this Letter of Guarantee shall not be affected or discharged by:

     a) the granting of any time or indulgence to SJAI or any other person or any act or omission of BMW or any other person which, but for this provision, would or might discharge us;

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     b)   the insolvency, bankruptcy, administration, or liquidation or any incapacity, disability or limitation, or any change in the constitution, ownership or status of, JinBei, ourselves or any other person;

     c) any other guarantee or other security being held by or available to BMW or by any right or remedy of BMW against SJAI or any other person being or becoming void, voidable or unenforceable or by BMW at any time exercising, enforcing, releasing or waiving (or refraining from exercising, enforcing, releasing or waiving) any of the same or any power, right or remedy BMW may now or hereafter have from or against SJAI or any other person.

8. If any security, disposition or other payment (hereinafter referred to as "Returned Payment") granted or made to BMW by SJAI in satisfaction or settlement of its liabilities under the JV Contract has to be repaid by BMW on the ground of unfair preference or transaction at an undervalue or any other ground, subject to the proviso of Section 1 of this Letter of Guarantee, BMW shall be entitled thereafter to enforce this Letter of Guarantee notwithstanding any discharge, release or settlement of our obligations hereunder which may have occurred.

9. No failure or delay by BMW in exercising any power, right or remedy under this Letter of Guarantee shall impair any of the same or operate as a waiver thereof.

10. This Letter of Guarantee shall be governed by and construed in accordance with the laws of the Hong Kong Special Administrative Region of the PRC.

11. Unless otherwise defined in this Letter of Guarantee, terms defined in the JV Contract shall have the same meaning when used in this Letter of Guarantee.

12. Any dispute arising in relation to this Letter of Guarantee shall be settled in the manner provided in Article 29 of the JV Contract.



Yours faithfully,
For and on behalf of
BRILLIANCE CHINA AUTOMOTIVE
HOLDINGS LIMITED



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Authorised Signatory

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